UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For February 27, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 27, 2006  -  Final Results







                                                     Monday 27 February 2006


              PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2005

Bunzl plc, the international distribution and outsourcing Group, today announces its annual results for the year ended 31 December 2005. The results from continuing operations were:

- Revenue up 20% to GBP2,924.4 million

- Operating profit before intangible amortisation up 20% to GBP203.4 million

- Profit before tax and intangible amortisation up 16% to GBP192.6 million

- Profit before tax up 12% to GBP176.7 million

- Earnings per share up 15% to 35.4p

- Adjusted earnings per share* up 21% to 38.7p

- Dividend for the year up 18% to 15.7p

Other highlights of the year include:

- Successful demerger of Filtrona

- Michael Roney appointed Chief Executive

- GBP270 million of annualised revenue added as a result of 2005 acquisitions

- Operating cash flow 97% of operating profit before intangible amortisation

Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"This excellent set of results is our first since the successful demerger of Filtrona and the appointment of Mike Roney as Chief Executive. They show the underlying strength of our business both overall and in each of the geographic regions in which we compete. They also once again clearly demonstrate the ability of Bunzl to grow successfully."

Michael Roney, Chief Executive of Bunzl, said:

"It is very encouraging to lead a business that has performed so well and I am excited about our potential as we move forward. Our relatively small market penetration in many sectors should provide both organic and acquisition growth opportunities through the use of our successful business model."

Enquiries:

Bunzl plc                                                    Finsbury
Michael Roney, Chief Executive                               Roland Rudd
Brian May, Finance Director                                  Morgan Bone
Tel: 020 7495 4950                                           Tel: 020 7251 3801

* Before the effect of intangible amortisation


CHAIRMAN'S STATEMENT

In early June, shareholders of Bunzl received shares in Filtrona plc as our manufacturing operations were successfully demerged. We wish Filtrona every success as a separate quoted entity. The continuing operations of Bunzl are now an international, value-added distribution and outsourcing Group and I am delighted to be able to report excellent results from our newly focused organisation. As well as being successful and effecting the demerger of Filtrona, 2005 was also a busy year in other respects. Acquisition growth continued with activity principally in the US, Central Europe, the Netherlands and Australia, Michael Roney took the role of Chief Executive in November and the Group was reorganised into four regions - North America, UK & Ireland, Continental Europe and Australasia.

Accounting Standards

The results are stated under IFRS and are, therefore, for continuing operations. Filtrona's contribution to profits is included as a single line net of interest, tax and the costs of effecting the demerger and presented as discontinued operations. Earnings per share are also on a continuing operations basis and the dividend represents a dividend on continuing operations. Filtrona plc is paying its shareholders a full dividend covering the whole twelve month period including the five months under Bunzl's ownership. The segment analysis reflects the new organisation structure.

Results from continuing operations

Revenue rose 20% to GBP2,924.4 million as our international regions benefited from a combination of organic growth and significant acquisition activity. With operating profit before intangible amortisation up 20% to GBP203.4 million, earnings per share rose 15% to 35.4p while adjusted earnings per share, after eliminating the effect of intangible amortisation, rose 21% to 38.7p.

Results from discontinued operations

While underlying trading in Filtrona was good in the five months under Bunzl's ownership, after deducting costs of the demerger the profit after intangible amortisation, interest and tax was GBP4.2 million compared to GBP35.7 million for the twelve months in 2004.

Dividend

The Board is recommending an 18% increase in the final dividend to 10.8p. This brings the total dividend for the year to 15.7p, an increase of 18%. Shareholders will again have the opportunity to participate in our dividend reinvestment plan.

The Board

Since the interim statement there have been a number of changes to the Board. On 1 November, Michael Roney, who had been a non-executive director since 2003, was appointed Chief Executive of the Group after a comprehensive search using an external consultancy. A truly international businessman, he was most recently CEO of Goodyear Dunlop Tires Europe BV, a highly successful joint venture owned by Goodyear and Sumitomo Rubber based in Brussels. At the end of the year Pat Dyer retired after having been Chairman from 1993 to 1996 and then Deputy Chairman until the demerger of Filtrona in June 2005. On 1 January 2006, Brian May, who had been Finance Director designate since June, joined the Board as Finance Director. His previous role was as Finance Director of our growing and successful European and Australasian businesses. Also on 1 January, Peter Johnson, Chairman of Inchcape plc, joined the Board as an independent non-executive director. His experience of distribution and international markets will be of great value to us going forward. Finally on 31 January, David Williams, Finance Director until the end of 2005, retired after reaching his normal retirement age and having served as a director for over 14 years. I wish Mike and Brian every success in their new roles and welcome Peter to the Board. I would also like to thank Pat and David for the highly significant contributions they have each made to Bunzl over many years. They had key roles during Bunzl's historical development and were both critical to its success. They leave with our gratitude and best wishes for the future.

Continuing Strategy

For many years we have pursued a strategy of focusing on our strengths and consolidating the markets in which we compete. Through the pursuit of this strategy we have built leading positions in North America, Europe and Australasia. Expanding our geographic spread, increasingly co-ordinating our procurement and international sourcing and continually redefining and deepening our commitment to our customers and markets have been important ongoing elements of our success.

Investment

Over the years we have steadily made investments that reflect our strategy and improve the capital base of the Group. In order to meet our growth targets we have expanded warehouses and opened new ones. Upgrading our computer systems is an ongoing task as we seek to improve our current facilities and smoothly integrate the new businesses into the Group's operations. These systems remain critical to our ability to serve our customers in the most efficient and appropriate manner. We are convinced that our modern systems are a source of heightened advantage that enable us to manage our business in a way that will allow us to provide leadership in the marketplace.

Employees

Worldwide our employees continue to be in the forefront of providing excellent customer service and liaison with our suppliers. We rely on their continuing diligence and efforts to maintain Bunzl's reputation with all our business contacts. As ever, we are genuinely grateful for the loyalty and hard work of all our employees. This year in particular our US employees displayed extraordinary dedication despite the devastation caused by the severe hurricanes. Though many of them faced personal loss of property they nevertheless ensured that our customers' needs in the Southeast continued to be serviced throughout a very difficult period. Their efforts in particular are hugely appreciated.


CHIEF EXECUTIVE'S REVIEW

Operating performance of continuing operations

In my first set of results since becoming Chief Executive, I am pleased to report that the Group achieved excellent results across all its business areas in 2005. In this review references to operating profit are to operating profit before intangible amortisation. The improved performance was a reflection of good organic growth and the successful integration of acquisitions. Overall revenue was up 20% and operating profit increased 20%. Operating profit margin increased from 6.9% to 7.0%. In North America revenue rose 18% with operating profit increasing by 10%, largely as a consequence of the lower margin acquisitions made in 2005. UK & Ireland showed a revenue increase of 4% while operating profit rose 10%. In Continental Europe we experienced a 59% increase in revenue with operating profit up 89% driven by the sizeable acquisition of Groupe Pierre Le Goff in 2004 and major improvements in our other businesses. Australasia showed revenue growth of 34% and operating profit improvement of 31%.Adjusted earnings per share, after eliminating the effect of intangible amortisation, were 38.7p, an increase of 21%, while basic earnings per share were 35.4p, a rise of 15%. Return on average operating capital rose from 59.3% to 61.4% and, after acquisition expenditures of GBP124 million, our strong operating cash flow resulted in a drop in gearing from 83.6% to 77.2%.

Acquisitions

The Group spent GBP124 million on acquisitions during 2005 with the majority of the investment being made in the US. We also added businesses in the Netherlands, Central Europe and Australia. In total these acquisitions will add about GBP270 million to annualised revenue. Since the year end we have announced further acquisitions in the UK and the US.

In January 2005 we completed the acquisition of Gelpa, a distributor principally supplying the retail and food processor sectors with packaging and consumables in the Netherlands, thereby extending our product range and customer base in Benelux. Gelpa is based in Arnhem and had revenue of EUR43 million in 2003. Following the acquisition of Beltex in late 2004 we continued our expansion into Central Europe with the acquisition of Tecep in early July. Tecep has operations in Hungary, Czech Republic, Slovakia, Romania and Poland, primarily serving the retail, foodservice, catering and food processor markets with packaging supplies and catering and food processing equipment and had revenue of EUR41 million in 2004.

In July we also purchased Sanicare, strengthening our growing position in the healthcare sector in Australia and New Zealand. Based in New South Wales, Sanicare supplies disposable products principally into the healthcare sector and had revenue of A$22 million in the year ended April 2005.

Our momentum of acquisitions in 2004 in North America continued in 2005 as we brought significant new businesses into the Group. These acquisitions strengthened our position in the redistribution, non-food retail, healthcare and industrial markets and provide us with opportunities to develop further into these markets as well as enhance our position in the traditional grocery market.

In September we completed the acquisition of SOFCO based in New York State with revenue of $175 million in 2004. SOFCO distributes disposable supplies to a number of sectors including grocery, foodservice and healthcare. At the end of September we purchased A W Mendenhall based in Chicago with revenue of $98 million in 2004. Mendenhall serves the redistribution sector principally supplying foodservice, janitorial, industrial packaging and disposable products in the Midwest. In October we strengthened our position in the non-food retail sector with the purchase of Retail Resources, a business providing distribution services to retail stores across the US including store supplies such as checkout and merchandise bags, jan/san items, labels, boxes and other paper products as well as specialised expense control systems. Retail Resources had revenue of $29 million in 2004 and is based in New York. We also acquired the grocery and food processor distribution business of Weiss Brothers in October. The business is based in West Point, Pennsylvania and had revenue of $42 million in 2004.

In January 2006 we announced the acquisition of Midshires, a UK vending business with revenue in 2005 of GBP12 million, and Master Craft, a US business servicing the redistribution and foodservice sectors, with revenue of $11 million in 2005.

Organisation

In November we reorganised the Group into four business areas; North America, UK & Ireland, Continental Europe and Australasia. This change reflects the significant growth in these areas and will allow the management in each geography to drive organic growth, integrate acquisitions and evaluate acquisition opportunities. The creation of a Group purchasing position will enable us to source our products in a more effective manner and share information seamlessly among the business areas. This key function will work closely with the businesses to ensure that our customers have access to the best products globally to meet their needs.

Prospects

In spite of rising interest rates and an upward and volatile trend in commodity prices, the world economies performed reasonably well in 2005. The input prices on plastic resin based products experienced upward movement in the latter part of 2005 since when they have remained firm. We expect North America to continue to grow due to acquisitions in addition to the normal levels of organic growth. While the recently acquired businesses have had the initial effect of lowering our margins, we believe that our management initiatives will have a positive impact in 2006 and beyond. We are pleased that our previously stated strategy to grow in the jan/san, food processor, redistribution, convenience store and non-food retail markets is bearing fruit as we see our revenue breakdown reflecting higher growth in these areas. Our broad group of businesses in the UK & Ireland move confidently into 2006 after a strong performance in 2005. Continued growth combined with ongoing sales mix improvements should enhance the top line while cost savings and efficiency improvements should benefit profits. The significant growth in revenue and profits for Continental Europe in 2005, principally bolstered by a major 2004 acquisition, will return in 2006 to more normal growth levels. All of our businesses have developed plans to improve their operations including the upgrading of our IT systems in France and Central Europe which was part of the integration plans when the acquisitions were made. We expect Australasia to see another year of good progress with higher than Group average growth driven both organically and by acquisitions. While this business area is not as large as the others, it is showing a lot of promise as it develops a broad footprint in the grocery, healthcare, foodservice, food processor and safety sectors.

A more focused outsourcing Group that has recently been reorganised into four business areas moves forward with a heightened sense of confidence. We are fortunate to have experienced management in each area who have clear strategies and have demonstrated their ability to execute their plans. Consequently we have every expectation that we will be able to advance organically bolstered by our existing acquisition momentum while keeping our eyes open to new opportunities to grow our business successfully.

North America

A combination of organic growth and acquisitions grew revenue by 18% to GBP1,665.2 million while operating profit rose by 10% to GBP116.0 million. We successfully integrated the acquisitions made during the fourth quarter of 2004 and announced four further acquisitions in 2005; SOFCO, A W Mendenhall, Retail Resources and Weiss Brothers. Though these new businesses came into the Group with on average lower margins, we have confidence in our integration and cost rationalisation plans which are currently being executed. These additions reflect our strategy to reorientate our business mix towards the higher growth and higher potential sectors of redistribution, jan/san, food processor, non-food retail and convenience stores.

Our grocery business, which is the largest of our customer categories, continued to perform well. Revenue, while ahead of 2004 both organically and through incremental acquisitions, decreased as a proportion of the total due principally to our strategy of concentrating our growth and acquisition activities in the other sectors.

Rising fuel costs, increased regulation on drivers' hours of work and greater traffic congestion has provided additional stimulus to the growth of the redistribution sector. Our recent acquisitions, particularly A W Mendenhall in Chicago, have broadened our geographic coverage and improved our ability to service customers in this sector. Our low cost and highly efficient operating platform offers an economic solution to both our customers and suppliers. We believe that our potential in this sector will continue to grow as our suppliers see the value of redistribution.

Although the processor business felt the effects of the various bans on US beef throughout the world, it had another year of sound growth in most categories. As we continue to demonstrate to our customers the value in the "one stop shop" concept, we are able to increase the breadth of items we sell while helping them control their operating costs and working capital.

The successful integration of TSN, which we acquired in October 2004, provides us with opportunities to sell disposable packaging and jan/san products in addition to selected retail items into the growing convenience store sector. We believe this will grow in direct correlation with the expansion in size of the convenience stores as they begin to compete with grocery stores and fast food restaurants.

The acquisition of Retail Resources in October will allow us to grow faster in the non-food retail sector. Our logistics platform can provide customers an opportunity to increase the number of packaging items without increasing their investment in inventory. We believe that the expense management system offered by Retail Resources is unique and provides our customers with a management tool enabling them to manage and control their expenses in every store. Our import program can also provide packaging solutions to these customers that will reduce operating expenses without a reduction in quality.

2005 provided plenty of operating challenges and one of those was the significant increase in fuel costs. As a result, our management carried out a complete analysis of our transport operations to mitigate the cost impact. We re-examined routes, improved our drivers' education programs and implemented new vehicle tracking technology to monitor trucks en route. Furthermore the utilisation of enterprise systems and metrics helped customers and suppliers to clearly identify operating costs while increasing internal effectiveness.

On a more sombre note, it would be hard to overestimate the havoc wreaked by the hurricanes Katrina, Rita and Wilma and the positive response by our employees to these events. These hurricanes not only created operational challenges for us, our customers and suppliers, but also directly impacted the lives of many of our employees. Due to their determination, commitment and hard work we continued to service our customers and through teamwork, flexibility and our common IT platform all their needs were met, often by shifting the work among our branch network. These difficult times tested our operational capabilities but we believe that our performance has strengthened our relationships with both our customers and suppliers.

We continue to invest in technology and our new e-commerce supply chain initiative is increasing sales by providing added value to our customers. Self-service features include internet based 24/7 access to electronic ordering with other features including inventory and pricing information, order and delivery status and customer history. Training and technical support from experienced personnel is also provided to our customers.

In order to meet the demands of an evolving marketplace we implemented a new VIP (value, integrity and performance) sales training and development initiative. The program is customised to our needs and enables our sales professionals to learn and apply state-of-the-art sales techniques and tools. The program content includes sales maximisation, sales strategies, communicating effectively, successful sales calls, negotiation skills, responding to customers needs, understanding buyer motivations and handling queries. This comprehensive course will be attended by all of our sales personnel and a select group of other managers.

Our private label program, Prime Source, continues to grow as we add more items and offer our customers a less costly alternative without sacrificing quality. This program has expanded significantly again in 2005 as we broadened our product offering and increased our international sourcing. A Shanghai warehouse consolidates many of the Chinese sourced products and allows for efficient delivery even to our smaller warehouse locations.

Despite rising costs of both fuel and employee benefits, we believe that we have managed our cost platform effectively and are confident that the improvements to our IT capabilities, facilities, logistics platform, supply chain and delivery routes will contribute to long term efficiency gains and lead to an even more competitive cost base in the future. We are also confident that, as we deepen our ties with both our customers and suppliers, we will continue to provide a product and consolidation service offering that is of the highest level in the market.

UK & Ireland

Since our first acquisition in the UK in 1993, our UK and Ireland business has expanded to provide a wide range of consumables into a broad range of customer sectors. During 2005 the business continued to develop with revenue increasing by 4% to GBP664.2 million and operating profit by 10% to GBP56.1 million.

This increase has been predominantly organic with sales growth coming from new contract wins and range extensions, particularly from businesses adding products available from other Bunzl operations. In addition to revenue growth, profit has been enhanced through increased efficiencies from rationalisation and improvement in our operations which more than offset increases in fuel and raw material prices. The Horeca (hotel, restaurant and catering) markets remain challenging with ongoing consolidation and customers deferring non-essential spend. Sales growth was underpinned by the full year impact of significant contract wins in the hotel, restaurant and pub sectors in the second half of 2004. We also won and fulfilled contracts to supply light and heavy equipment for the fit out of two new sports stadiums in England and Wales. Operationally we introduced our standard IT system into the catering equipment business which now allows the increasing number of customers we serve with both disposables and equipment to receive consistent management information.

In a difficult high street environment, our retail supplies business, which provides goods not for resale, grew through a combination of new contract wins, notably a three year contract with a leading high street retailer, and by adding new ranges to existing customers. Our approach with new ranges and services is to prove the concept with one customer and then proceed to offer it to others. Within the healthcare market, increased imports and budgetary pressures within the NHS resulted in price deflation in examination gloves. Shermond maintained its sales momentum through sales of new products in other categories and gained operating efficiencies from the reorganisation of the supply chain in 2004.

Overall sales were flat within our cleaning and safety business following rationalisation of the cleaning and hygiene branch network. The subsequent reduction in operating costs more than offset the reduction in local sales around the closed branches and we still have a national network capable of servicing contracts anywhere in the UK. Greenham continued to develop business with local authorities and construction companies. Increased importing via our National Distribution Centre and sales of own label products offset pricing pressures, while operating costs and working capital remained tightly controlled.

Within Ireland we continue to develop. Our largest area, the catering supplies business, benefited from new hotel construction activity driven by available capital allowances. We were also successful in winning new public sector accounts in our cleaning supplies business. We continue to grow our two smaller sectors, safety and retail, by leveraging our resources in the UK, an approach that the new regional structure will facilitate.

Within the vending business, the market trend away from customers purchasing machines to having operating companies such as Bunzl charge for them as part of a fee, left overall revenue level with the previous year. However account wins in the hotel and retail sectors means a higher proportion of the sales is repeatable ongoing contracted business. This, together with good cost control, improved profitability.

Across the UK and Ireland we will maintain our segmental focus. The market oriented businesses will provide that focus while we will leverage our overall scale where appropriate to gain competitive advantage and increased efficiencies while sharing best practices.

Continental Europe

We successfully achieved substantial growth in both revenue and operating profit in 2005. Our top line increased 59% to GBP490.0 million and operating profit rose 89% to GBP37.9 million. This was driven by the impact of a full year of trading from Groupe Pierre Le Goff, acquired in May 2004, as well as from further acquisitions in 2005 and some strong performances from the existing businesses. With increasing oil prices and higher costs of raw materials, all of our businesses have had to place a greater amount of effort into gross margin management and tight control of operating costs.

In a period of challenging economic conditions in France, our cleaning and hygiene business has delivered a robust performance whilst our personal protection equipment/safety products business has outperformed the market. Throughout the year we have reorganised the operational infrastructure of the businesses at Groupe Pierre Le Goff, with the merging of a number of the smaller operating units to create operating efficiencies and improve service. This reorganisation programme will continue throughout 2006. An IT system implementation commenced at the end of 2005 in the cleaning and hygiene business and this will harness further synergies throughout the business.

In January 2005 we completed the acquisition of Gelpa in the Netherlands which has provided us with a route into the retail and food processor sectors. In difficult market conditions the business has integrated well with our existing operations. The two businesses have achieved synergies enabling them to exceed our expectations in 2005.

In similarly difficult market conditions, our German business has developed its national accounts program as more customers realise the benefits which derive from our strong operating platform. This, combined with ongoing cost control, has been a key driver in delivering profitable organic growth.

Following its relocation to a purpose built warehouse in 2005, our business supplying retailers in Denmark has taken advantage of a stronger operating platform to offer an improved service to our customers.This has enabled the business to perform ahead of expectations and also sets a good base for further positive development in 2006. The operations at MultiLine, our business supplying Horeca customers in Denmark, continue to prosper, partly aided by a significant contract win in the second half of the year.

2005 was the first full year of our activities in Central Europe. Our Beltex business, a distributor of cleaning and safety products, has taken advantage of growth in industrial activity in the region. With operations in Hungary and Romania the business has performed well ahead of our expectations. Our position in Central Europe was strengthened by the acquisition of Tecep in July. Tecep is a leading distributor of packaging supplies and catering and food processor equipment to the retail, food service, catering and food processor markets, largely in Hungary and the Czech Republic but also throughout Central Europe. We are gaining synergies in a number of areas and at the same time investing in the IT systems to create further operating efficiencies.

We continued to expand our geographic footprint in 2005 and we remain optimistic about further expansion through acquisitions. Reorganising Continental Europe into a separate business area will enable us to put the focus and resources behind the pursuit of these additional opportunities.

Australasia

The combination of acquisitions in late 2004 and mid 2005, as well as organic growth in the underlying business, contributed to an increase of 34% in revenue to GBP105.0 million and 31% in operating profit to GBP8.4 million.

The business strategy is for continued development of our consolidation platform, providing a greater offering to our new and existing customers. This will gain momentum through the development of acquisition opportunities within our core markets.

In July we completed the acquisition of Sanicare which expands our position and product offering into the healthcare sector and compliments our growing position within aged care in the region. In addition the clinical expertise within this business creates opportunity to expand into other healthcare markets with a wider range of disposable consumables and leverage our position in the UK healthcare sector.

Our principal business completed the successful integration of acquisitions made in 2004 as well as winning new contracts within our targeted growth sectors, including healthcare, industrial, safety and catering. Lesnie's continued to focus on developing core business within the food processor markets. During 2005 we introduced a range of specialised production consumables to complement our already strong position with specialist equipment into this sector. The business has added resource to drive growth within these markets and this will continue throughout 2006.

Our strong growth and leadership in the marketplace creates opportunities for purchasing synergies and the ability to leverage our global sourcing to improve our competitive position. We will continue to invest in our business through the establishment of new warehouses and the upgrading of existing facilities and further enhancement to our IT systems. All of these many initiatives will enable us to continually improve our customer service offering which is the principal driver of our strong growth in this market.



                         CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED 31 DECEMBER 2005

                                                        2005      2004
Continuing operations                       Notes       GBPm      GBPm    Growth
--------------------------------------------------------------------------------
Revenue
Existing businesses                                  2,808.3   2,438.5
Acquisitions                                           116.1
--------------------------------------------------------------------------------
                                                2    2,924.4   2,438.5        20%
--------------------------------------------------------------------------------

Operating profit before intangible amortisation
Existing businesses                                    199.0     168.9
Acquisitions                                             4.4
--------------------------------------------------------------------------------
Operating profit before intangible amortisation 2      203.4     168.9        20%
--------------------------------------------------------------------------------
Intangible amortisation                                (15.9)    (7.8)
--------------------------------------------------------------------------------
Operating profit                                       187.5     161.1        16%
Finance income                                  3       22.0      17.0
Finance cost                                    3      (32.8)    (19.9)
--------------------------------------------------------------------------------
Profit before income tax                               176.7     158.2        12%
--------------------------------------------------------------------------------
Profit before income tax and intangible
amortisation                                           192.6     166.0        16%
--------------------------------------------------------------------------------
Income tax - UK                                         (8.7)     (6.9)
Income tax - Overseas                                  (48.0)    (45.6)
--------------------------------------------------------------------------------
Profit for the year                                    120.0     105.7
--------------------------------------------------------------------------------

Discontinued operations
Profit for the year                             6        4.2      35.7
--------------------------------------------------------------------------------
Total profit for the year                              124.2     141.4
--------------------------------------------------------------------------------

Attributable to:
Equity holders of the Company                          123.6     140.2
Minority interests                                       0.6       1.2
--------------------------------------------------------------------------------
Total profit for the year                              124.2     141.4
--------------------------------------------------------------------------------

Earnings per share of the total profit for
the year attributable to the Company's equity holders
--------------------------------------------------------------------------------
Basic                                                   36.5p     40.7p
--------------------------------------------------------------------------------
Diluted                                                 36.3p     40.5p
--------------------------------------------------------------------------------

Earnings per share of the profit for the year from
continuing operations attributable to the Company's equity holders
--------------------------------------------------------------------------------
Basic                                           7         35.4p   30.7p       15%
--------------------------------------------------------------------------------
Diluted                                         7         35.2p   30.5p
--------------------------------------------------------------------------------

Dividends per share                             5         15.7p   13.3p       18%
--------------------------------------------------------------------------------



            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
                      FOR THE YEAR ENDED 31 DECEMBER 2005

                                                               2005       2004
                                                               GBPm       GBPm
Profit for the year                                           124.2      141.4

Actuarial loss on pension schemes                             (27.3)     (13.3)
Deferred taxation on actuarial loss                             8.4        4.0
Currency translation differences arising in year+               8.1        0.4
Movement of cash flow hedging reserve                           1.6
--------------------------------------------------------------------------------
Net expense recognised directly in equity                      (9.2)      (8.9)
--------------------------------------------------------------------------------
Total recognised income for the year                          115.0      132.5
--------------------------------------------------------------------------------
Adoption of IAS 32 and IAS 39*                                 (1.3)
--------------------------------------------------------------------------------
                                                              113.7      132.5

Attributable to:
Equity holders of the Company                                 114.1      131.6
Minority interests                                              0.9        0.9
--------------------------------------------------------------------------------
Total recognised income for the year                          115.0      132.5


+ Currency translation differences for 2005 of GBP8.1m are net of losses of GBP15.7m taken to equity as a result of designated effective net investment hedges.

* IAS 32 ('Financial Instruments: Disclosure and Presentation') and IAS 39 ('Financial Instruments: Recognition and Measurement') were adopted by the Group on 1 January 2005 resulting in a cashflow hedging reserve of GBP(1.3)m being recognised in the opening balance sheet. As at 31 December 2005 the amount recognised in equity was GBP0.3m and the movement in the year was GBP1.6m.



                           CONSOLIDATED BALANCE SHEET
                              AT 31 DECEMBER 2005


                                                              2005       2004
                                                              GBPm       GBPm
--------------------------------------------------------------------------------
Assets
Property, plant and equipment                                 69.8      218.4
Intangible assets                                            695.5      636.1
Derivative assets                                              4.8
Deferred tax assets                                           22.2       14.8
--------------------------------------------------------------------------------
Total non-current assets                                     792.3      869.3

Inventories                                                  272.3      275.2
Income tax receivable                                          2.5        3.1
Trade and other receivables                                  470.7      465.4
Derivative assets                                              0.9
Cash and cash equivalents                                     53.7      107.7
--------------------------------------------------------------------------------
Total current assets                                         800.1      851.4
--------------------------------------------------------------------------------
Total assets                                               1,592.4    1,720.7

Equity
Share capital                                                111.4      112.5
Share premium                                                112.8       88.3
Merger reserve                                                 2.5          -
Capital redemption reserve                                     8.6        5.3
Cash flow hedging reserve                                      0.3
Translation reserve                                            8.5        0.7
Retained earnings                                            216.3      278.1
--------------------------------------------------------------------------------
Total equity attributable to the Company's equity holders    460.4      484.9
Minority interests                                               -        3.9
--------------------------------------------------------------------------------
Total equity                                                 460.4      488.8

Liabilities

Interest bearing loans and borrowings                        339.7      290.2
Retirement benefit obligations                                60.0       70.5
Other payables                                                 1.5        7.6
Provisions                                                    38.3       30.3
Deferred tax liabilities                                      79.3       79.8
--------------------------------------------------------------------------------
Total non-current liabilities                                518.8      478.4

Bank overdrafts                                               17.0       43.2
Interest bearing loans and borrowings                         52.5      179.5
Income tax payable                                            40.8       54.4
Trade and other payables                                     497.6      469.3
Provisions                                                     5.3        7.1
--------------------------------------------------------------------------------
Total current liabilities                                    613.2      753.5
--------------------------------------------------------------------------------
Total liabilities                                          1,132.0    1,231.9
--------------------------------------------------------------------------------
Total equity and liabilities                               1,592.4    1,720.7
--------------------------------------------------------------------------------



                        CONSOLIDATED CASH FLOW STATEMENT
                      FOR THE YEAR ENDED 31 DECEMBER 2005

                                                                 2005       2004
                                                    Notes        GBPm       GBPm
Cash flow from operating activities of continuing
operations
Profit before income tax                                        176.7      158.2
Adjustments for non-cash items:
Depreciation                                                     13.6       12.9
Intangible amortisation                                          15.9        7.8
Share option charge                                               3.6        2.8
Other                                                             0.9       (0.7)
Working capital movement                                        (11.4)     (11.0)
Finance income                                                  (22.0)     (17.0)
Finance cost                                                     32.8       19.9
Special pension contribution                                     (3.3)         -
Employee trust shares                                            (2.7)      (9.8)
Other cash movements                                             (6.4)      (7.2)
--------------------------------------------------------------------------------
Cash inflow from operating activities of continuing
operations                                                      197.7      155.9
Cash inflow from operating activities of discontinued
operations                                              6         2.2       64.1
Income tax paid of continuing operations                        (56.7)     (50.3)
Income tax paid of discontinued operations              6        (2.8)     (14.9)
--------------------------------------------------------------------------------
Net cash inflow from operating activities                       140.4      154.8

Investing activities of continuing operations
Interest received                                                11.8        7.1
Purchase of property, plant and equipment                       (11.4)     (11.4)
Sale of property, plant and equipment                             0.8        3.2
Purchase of businesses                                         (124.4)    (234.2)
Disposal of businesses                                              -        8.0
Demerger of business                                            115.4          -
Other investment cash flows                                       0.7        1.9
--------------------------------------------------------------------------------
Cash outflow from investing activities of continuing
operations                                                      (7.1)     (225.4)
Cash outflow from investing activities of discontinued
operations                                              6      (12.3)      (56.0)
--------------------------------------------------------------------------------
Cash outflow from investing activities                         (19.4)     (281.4)

Financing activities of continuing operations
Interest paid                                                  (20.2)       (9.7)
Dividends paid                                                 (57.8)      (54.4)
(Decrease)/increase in short term loans                       (102.2)      135.2
Increase in long term loans                                     37.8        24.6
Decrease in finance leases                                      (0.3)       (0.2)
Shares issued for cash                                          26.6         4.9
Purchase of own shares                                             -       (58.6)
--------------------------------------------------------------------------------
Cash (outflow)/inflow from financing activities of
continuing operations                                         (116.1)       41.8
Cash(outflow)/inflow from financing activities of
discontinued operations                                6       (35.1)       11.9
--------------------------------------------------------------------------------
Cash(outflow)/inflow fromfinancing activities                 (151.2)       53.7

Exchange gain/(loss) on cash and cash equivalents of
continuing operations                                            2.1        (1.3)
Exchange gain on cash and cash equivalents of
discontinued operations                                6         0.3         0.4
--------------------------------------------------------------------------------
Net exchange gain/(loss) on cash and cash equivalents            2.4        (0.9)

Decrease in cash and cash equivalents                          (27.8)      (73.8)
--------------------------------------------------------------------------------

Cash and cash equivalents at start of year                      64.5       138.3
--------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents of
continuing operations                                           19.9       (79.3)
(Decrease)/increase in cash and cash equivalents of
discontinued operations                                6       (47.7)        5.5
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year               8        36.7        64.5
--------------------------------------------------------------------------------


Notes

1. Basis of preparation

This financial information has been prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use in the EU and the interpretations issued by the International Accounting Standards Board. The Group has decided to adopt early the amendment issued in December 2004 to IAS 19 'Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosure'. As permitted by IFRS 1, the Company adopted IAS 32 'Financial Instruments:
Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' prospectively from 1 January 2005. Therefore, prior to 31 December 2004, the Company continued to account for financial instruments using the accounting polices previously applied under UK Generally Accepted Accounting Practices ('UK GAAP').

Bunzl plc's 2005 Annual Report will be despatched to shareholders at the end of March 2006. The financial information set out does not constitute the company's statutory accounts for the year ended 31 December 2005 but is derived from those accounts. Statutory accounts for 2005 will be delivered to the Registrar of Companies following the Company's Annual General Meeting which will be held on 17 May 2006. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

The comparative figures for the year ended 31 December 2004 are not the Company's statutory accounts for the financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified, did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

The figures for the year ended 31 December 2004 are derived from the '2004 Preliminary IFRS Financial Statements' which were issued in a press release on 29 April 2005, a copy of which can be found on the Company's website (www.bunzl.com). This included income statement, balance sheet and cash flow reconciliations, as well as details of the accounting policies applied in restating the financial statements for the year ended 31 December 2004 and as at 1 January 2005. Some adjustments, none of which materially impact the previously published statements, have been made to reflect reclassifications and clarify interpretation of accounting standards.

2. Segment analysis



                                   North      UK &   Continental
                                 America   Ireland        Europe   Australasia   Corporate     Total
Year ended 31 December 2005         GBPm      GBPm          GBPm          GBPm        GBPm      GBPm
----------------------------------------------------------------------------------------------------
Continuingoperations
Revenue                          1,665.2     664.2         490.0         105.0               2,924.4
----------------------------------------------------------------------------------------------------

Operating profit/(loss)
before intangible amortisation     116.0      56.1          37.9           8.4       (15.0)    203.4
----------------------------------------------------------------------------------------------------
Intangible amortisation             (2.4)     (0.3)        (12.6)         (0.6)          -     (15.9)
----------------------------------------------------------------------------------------------------
Operating profit/(loss)            113.6      55.8          25.3           7.8       (15.0)    187.5
Finance income                                                                                  22.0
Finance cost                                                                                   (32.8)
----------------------------------------------------------------------------------------------------
Profit before income tax                                                                       176.7
Profit before income tax and
intangible amortisation                                                                        192.6
----------------------------------------------------------------------------------------------------
Income tax                                                                                     (56.7)
----------------------------------------------------------------------------------------------------
Profit for the year                                                                            120.0
----------------------------------------------------------------------------------------------------


                                   North      UK &   Continental
                                 America   Ireland        Europe   Australasia   Corporate     Total
Year ended 31 December 2004         GBPm      GBPm          GBPm          GBPm        GBPm      GBPm
----------------------------------------------------------------------------------------------------
Continuing operations
Revenue                          1,412.9     638.9         308.3          78.4               2,438.5
----------------------------------------------------------------------------------------------------

Operating profit/(loss)
before intangible amortisation     105.1      51.2          20.1           6.4       (13.9)    168.9
----------------------------------------------------------------------------------------------------

Intangible amortisation             (0.4)     (0.2)         (7.1)         (0.1)          -      (7.8)
Operating profit/(loss)            104.7      51.0          13.0           6.3       (13.9)    161.1
Finance income                                                                                  17.0
Finance cost                                                                                   (19.9)
----------------------------------------------------------------------------------------------------
Profit before income tax                                                                       158.2
----------------------------------------------------------------------------------------------------
Profit before income tax and
intangible amortisation                                                                        166.0
----------------------------------------------------------------------------------------------------
Income tax                                                                                     (52.5)
----------------------------------------------------------------------------------------------------
Profit for the year                                                                            105.7
----------------------------------------------------------------------------------------------------




3. Finance income/(cost)
                                                                   2005     2004
                                                                   GBPm     GBPm
--------------------------------------------------------------------------------
Deposits                                                           11.8      8.2
Expected return on pension scheme assets                           10.2      8.8
--------------------------------------------------------------------------------
Finance income                                                     22.0     17.0
--------------------------------------------------------------------------------

Loans and overdrafts                                              (22.5)   (10.4)
Interest charge on pension scheme liabilities                     (10.3)    (9.5)
--------------------------------------------------------------------------------
Finance cost                                                      (32.8)   (19.9)
--------------------------------------------------------------------------------



4. Income tax

A taxation charge of 32% (2004: 33.3%) has been provided on the profit on underlying operations excluding the impact of intangible amortisation of GBP15.9m (2004: GBP7.8m) and related deferred tax of GBP4.9m (2004: GBP2.8m). Including the impact of intangible amortisation and related deferred tax, the overall rate is 32.1% (2004: 33.2%). The taxation charge of 32% is higher than the nominal UK rate of 30% principally because most of the Group's operations are in countries with higher tax rates.


5. Dividends


                                         Per share                               Total
                              --------------------------------------------------------
                                2005                  2004         2005           2004
                                                                   GBPm           GBPm
--------------------------------------------------------------------------------------
2003 final                                            8.25p                       37.0
2004 interim                                          4.15p                       18.5
2004 final                      9.15p                              39.3
2005 interim                     4.9p                              16.5
--------------------------------------------------------------------------------------
                               14.05p                 12.4p        55.8           55.5
--------------------------------------------------------------------------------------

The 2005 final dividend of 10.8p per share will be paid on 3 July 2006 to shareholders on the register on 5 May 2006.

Total dividends for the year to which they relate:

                                                                     Per share
                                                              ----------------
                                               2005                       2004
------------------------------------------------------------------------------
Interim                                         4.9p                      4.15p
Final                                          10.8p                      9.15p
-------------------------------------------------------------------------------
                                               15.7p                      13.3p
-------------------------------------------------------------------------------





6. Discontinued operations

Following the demerger of Filtrona on 6 June 2005, this business has been presented as 'discontinued operations' in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'. There is no impact on the prior period financial statements other than a change in the presentation of Filtrona's results and cash flows as discontinued operations.

Income statement


                                                           2005*            2004
                                                           GBPm             GBPm

--------------------------------------------------------------------------------
Revenue                                                   209.9            477.5
--------------------------------------------------------------------------------
Operating profit before intangible amortisation and
demerger costs                                             25.8             54.5
Intangible amortisation                                    (0.4)            (0.7)
Demerger costs                                            (17.3)               -
--------------------------------------------------------------------------------
Operating profit                                            8.1             53.8
Finance income                                              3.4              8.0
Finance cost                                               (4.8)            (9.9)
--------------------------------------------------------------------------------
Profit before income tax                                    6.7             51.9
Income tax                                                 (2.5)           (16.2)
--------------------------------------------------------------------------------
Profit for the period                                       4.2             35.7
--------------------------------------------------------------------------------

* Represents the five months trading under the Company's ownership.

Profit from discontinued operations for the period to 6 June 2005 of GBP4.2m (year ended 31 December 2004: GBP35.7m) comprised North America GBP8.2m (2004:
GBP14.6m), UK & Ireland GBP2.2m (2004: GBP7.9m), Continental Europe GBP4.1m (2004: GBP3.2m) and rest of the world GBP4.9m (2004: GBP10.0m). In the period to 6 June 2005, GBP15.2m of demerger costs (net of tax) were also incurred.

Cash flow statement


                                                              2005        2004
                                                              GBPm        GBPm

-------------------------------------------------------------------------------
Profit before income tax                                       6.7        51.9
Adjustments for non-cash items:
  Depreciation                                                 8.9        20.1
  Intangible amortisation                                      0.4         0.7
  Share option charge                                          0.5         1.1
  Other                                                       (0.5)        4.8
Working capital movement                                     (11.7)      (14.2)
Finance income                                                (3.4)       (8.0)
Finance cost                                                   4.8         9.9
Special pension contribution                                  (1.5)          -
Other cash movements                                          (2.0)       (2.2)
-------------------------------------------------------------------------------
Cash inflow from operating activities                          2.2        64.1
Income tax paid                                               (2.8)      (14.9)
-------------------------------------------------------------------------------
Net cash (outflow)/inflow from operating activities           (0.6)       49.2
Net cash outflow from investing activities                   (12.3)      (56.0)
Net cash (outflow)/inflow from financing activities          (35.1)       11.9
Exchange gain on cash and cash equivalents                     0.3         0.4
-------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents         (47.7)        5.5
-------------------------------------------------------------------------------


The cash flow presented for discontinued operations includes demerger costs of GBP17.3m. The net assets of Filtrona that were demerged were GBP122.4m. As the divestment was accounted for as a demerger in the form of a dividend in specie, there was no gain or loss recognised in the income statement.


7.       Earnings per share

                                                                2005     2004
                                                                GBPm     GBPm

-----------------------------------------------------------------------------
Continuing operations
Profit for the year attributable to the Company                120.0    105.7
Adjustment                                                      11.0      5.0
-----------------------------------------------------------------------------
Adjusted profit                                                131.0    110.7
-----------------------------------------------------------------------------
Discontinued operations
Profit for the year attributable to discontinued
operations (net of minority interests)                           3.6     34.5
-----------------------------------------------------------------------------

Basic weighted average ordinary shares in issue (million)+     338.8    344.6
Dilutive effect of employee share plans (million)+               1.7      1.3
------------------------------------------------------------------------------
Diluted weighted average ordinary shares (million)+            340.5    345.9
------------------------------------------------------------------------------
Continuing operations
Basic earnings per share                                        35.4p    30.7p
------------------------------------------------------------------------------
Adjustment                                                       3.3p     1.4p
-------------------------------------------------------------------------------
Adjusted earnings per share*                                    38.7p    32.1p
------------------------------------------------------------------------------
Diluted basic earnings per share                                35.2p    30.5p
------------------------------------------------------------------------------
Discontinued operations
Basic earnings per share                                         1.1p    10.0p
------------------------------------------------------------------------------
Diluted basic earnings per share                                 1.1p    10.0p
------------------------------------------------------------------------------

+ The weighted average number of shares has been adjusted for the share consolidation on 6 June 2005, as approved by shareholders at an Extraordinary General Meeting on 2 June 2005, when the ordinary shares of 25p were consolidated on a 7 for 9 basis into ordinary shares of 321/7p. Figures for the prior year have been restated accordingly.

* Adjusted earnings per share excludes the charge for intangible amortisation and the related deferred tax. This adjustment removes a non-cash charge which is not used by management to assess the underlying performance of the businesses.


8. Cash and cash equivalents and net debt

                                                             2005         2004
                                                             GBPm         GBPm

------------------------------------------------------------------------------
Cash at bank and in hand                                     48.4         78.4
Short term deposits repayable on demand                         -          8.8
Overdrafts                                                  (17.0)       (43.2)
-------------------------------------------------------------------------------
Cash                                                         31.4         44.0
Short term deposits repayable in less than 3 months           5.3         20.5
-------------------------------------------------------------------------------
Cash and cash equivalents                                    36.7         64.5
-------------------------------------------------------------------------------
Current liabilities - interest bearing loans and
borrowings                                                  (52.5)      (179.5)
-------------------------------------------------------------------------------
Non-current liabilities - interest bearing loans and
borrowings                                                 (339.7)      (290.2)
-------------------------------------------------------------------------------
Net debt                                                   (355.5)      (405.2)
-------------------------------------------------------------------------------


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 27, 2006                     By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer